May 18, 2009

VIA EDGAR TRANSMISSION AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Tom Kluck, Branch Chief
Jerard T. Gibson, Attorney-Advisor

RE:	CME Group Inc. Form 10-K for the fiscal year ended December 31, 2008, filed March 2, 2009 and the Definitive Proxy Statement on Schedule 14A, filed March 31, 2009, File No. 001-31553

Dear Mr. Kluck:

CME Group Inc. has received the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in your letter, dated May 5, 2009, regarding the Commission’s review of the above-referenced Company filings (the “Comment Letter”). The letter requested that we either respond within 10 business days or notify you as to when we will provide a response. Unless we receive an objection from the Staff, the Company plans to respond to the Comment Letter on or before Friday, June 19, 2009. This timing will allow the Company to review the proposed response with the Company’s Compensation Committee during its regularly scheduled meeting on Wednesday, June 17, 2009.

If you have any questions or if you have an objection to our timing, please contact me at (312) 930-3305. Facsimile transmissions may be sent to the undersigned at (312) 930-4556.

Very truly yours,

/s/ Meg Austin
Meg Austin
Director, Associate General Counsel and Assistant Corporate Secretary